SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*
NEXCEN BRANDS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
653351 10 6
(CUSIP Number)
Robert W. D’Loren 1330 Avenue of the Americas, 34th Floor New York, NY 10019 Telephone: (212) 277-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 5, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 653351 10 6
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
D’Loren Realty, LLC 13-4081856
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☐
(B) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.		Citizenship or Place of Organization New York
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,650,719
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,650,719
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,650,719
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row (11) 4.8%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 653351 10 6
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Robert W. D’Loren ###-##-####
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☐
(B) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.		Citizenship or Place of Organization United States
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,702,131
	8.	Shared Voting Power 2,650,719
	9.	Sole Dispositive Power 1,788,708
	10.	Shared Dispositive Power 2,650,719
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,850
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row (11) 11.6%
14.		Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 2 amends and supplements the Schedule 13D that was originally filed on June 14, 2006, and that was amended and supplemented by Amendment No. 1 filed on November 28, 2006 (as amended and supplemented, the “Schedule 13D”) by (1) Robert W. D’Loren and (2) D’Loren Realty, LLC (“D’Loren Realty”), a New York limited liability company (together with Mr. D’Loren, the “Reporting Persons”) relating to their beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of NexCen Brands, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1.  Security and Issuer.

Item 1 of the Schedule 13D is hereby amended as follows:

The Issuer has moved its principal executive offices to 1330 Avenue of the Americas, 34th Floor, New York, NY 10019.

Item 2.  Identity and Background.

Item 2(b) is hereby replaced in its entirety by the following:

(b)   The principal business address of Mr. D’Loren is c/o NexCen Brands, Inc., 1330 Avenue of the Americas, 34th Floor, New York, NY 10019. The principal business address of D’Loren Realty is P.O. Box 18, East Norwich, NY 11732.

Item 4.  Purpose of Transaction.

The following information is hereby added to the existing disclosure in Item 4 of the Schedule 13D:

As previously reported in Amendment No. 1, in connection with the Issuer's acquisition of UCC Capital Corp. (“UCC Capital”), UCC Consulting Corp. (“Consulting Corp.”) and UCC Servicing, LLC (“Servicing LLC,” and together with UCC Capital and Consulting Corp., “UCC”) on June 6, 2006, the Issuer agreed to issue additional merger consideration (in the form of an earn-out) to the former UCC securityholders, which include the Reporting Persons, of up to 2.5 million Shares and $10 million in cash if future performance targets were met following closing. At the closing of the UCC acquisition, the Issuer issued the first 900,000 Shares of the earn-out consideration (the “First Tranche Shares”) into an escrow account maintained by Wilmington Trust Company, as escrow agent, to be held pending satisfaction of the performance targets.

On September 5, 2007, the board of directors of the Issuer determined that all performance targets had been satisfied. As a result, the former UCC securityholders became entitled to receive 2.5 million Shares and $10 million in cash. Consequently, the First Tranche Shares were released to the former UCC securityholders and the Issuer issued an additional 1.6 million Shares to the former UCC securityholders.

Other than as described in this Schedule 13D, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby replaced in their entirety by the following:

(a) and (b)    Rows (7) through (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. For purposes of this Schedule 13D, the Issuer has stated that 54,918,475 Shares are outstanding as of the date of this report.

D’Loren Realty:

D’Loren Realty beneficially owns an aggregate of 2,650,719 Shares, constituting 4.8% of the total outstanding Shares of the Issuer. The 2,650,719 Shares beneficially owned by D’Loren Realty include 318,086 Shares held in escrow to satisfy indemnification claims made by the Issuer against the former UCC securityholders because pursuant to the terms of the UCC escrow agreement D’Loren Reality retains voting power over these Shares. D’Loren Realty has sole power to direct the disposition and the sole power to direct the voting of 2,650,719 Shares.

Mr. D’Loren:

Mr. D’Loren beneficially owns an aggregate of 6,352,850 Shares, constituting 11.6% of the total outstanding Shares of the Issuer. The 6,352,850 Shares beneficially owned by Mr. D’Loren include (1) 1,001,384 Shares owned directly by Mr. D’Loren (which include 102,666 Shares held in escrow to satisfy indemnification claims made by the Issuer against the former UCC securityholders because pursuant to the terms of the UCC escrow agreement Mr. D’Loren retains voting power over these Shares), (2) by virtue of his position as sole member-manager of D’Loren Realty, the 2,650,719 Shares beneficially owned by D’Loren Realty, (3) immediately exercisable warrants to purchase 41,666 Shares and options to purchase 745,658 Shares, and (4) by virtue of the TAF Acquisition, the 1,413,423 Shares over which Mr. D’Loren exercises voting control pursuant to the terms of the AFMA Voting Agreement and the 500,000 Shares over which Mr. D’Loren exercises voting control pursuant to the terms of the Corliss Voting Agreement.

Mr. D’Loren has sole power to direct the disposition of 1,788,708 Shares (which include 1,001,384 Shares owned directly by Mr. D’Loren and immediately exercisable warrants to purchase 41,666 Shares and options to purchase 745,658 Shares). Mr. D’Loren has the sole power to direct the voting of 3,702,131 Shares (which include 1,001,384 Shares owned directly by Mr. D’Loren, immediately exercisable warrants to purchase 41,666 Shares and options to purchase 745,658 Shares and 1,913,423 Shares over which Mr. D’Loren exercises voting control pursuant to the terms of the TAF Voting Agreements).

Mr. D’Loren is the sole member-manager of D’Loren Realty. Mr. D’Loren therefore has the shared power to direct the disposition and the shared power to direct the voting of the 2,650,719 Shares beneficially owned by D’Loren Realty.

Mr. D’Loren is the grantor of the Robert D’Loren Family Trust Dated March 29, 2002 (the “Trust”), the beneficiaries of which are two minor children of Mr. D’Loren. The Trust is irrevocable, the trustee is not a member the reporting person’s immediate family, and the trustee has independent authority to vote and dispose of the Shares held by the Trust. The Trust beneficially owns an aggregate of 537,308 Shares. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that either Mr. D’Loren or D’Loren Realty is the beneficial owner of the securities owned by the Trust for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(c)    Transactions in the Shares of the Issuer effected by Mr. D’Loren during the past sixty days are described in Schedule A attached hereto and incorporated herein by reference.

(d)    Not applicable.

(e)    Not applicable.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

D’LOREN REALTY, LLC

/s/ Robert W. D’Loren
By: Robert W. D’Loren
Its: Member-Manager

/s/ Robert W. D’Loren
Robert W. D’Loren

SCHEDULE A

Party	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction*
Robert W. D’Loren	9/17/2007	150,000	$4.10	Exercise of Exercisable Options

* The disposition of derivative securities and acquisition of the underlying Shares listed above was reported on a Form 4 as required pursuant to Section 16 of the Securities Exchange Act of 1934.